

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

via U.S. mail and facsimile

Hai Sheng Chen
Chief Executive Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong
People's Republic of China

> **Re:** **China Precision Steel, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 0-23039**

Dear Mr. Chen:

We have reviewed your response and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

1. You state the Assistant Finance Manager "has spent the previous twelve years in accounting and finance related areas, including internal auditing, internal control design and implementation, and financial reporting in accordance with the U.S. GAAP." Please provide a specific explanation of his experience with U.S. GAAP and his role in preparing financial statements in accordance with U.S. GAAP, including:
   - each company he has worked for where he obtained experience with reporting in U.S. GAAP and the nature of each company's accounting and financial reporting obligations (e.g. the size of the company, whether they prepared U.S. GAAP financial statements, were they an SEC reporting company, etc.)
   - the positions he held and an explanation of the specific tasks he performed in regard to U.S. GAAP reporting,
   - how long he worked in each of these positions.

2. Please describe the tasks performed by the accounting firm of Leslie G. Pettitt, PC. Tell us whether this firm is responsible for preparing U.S. GAAP information on a regular basis and, if so, the type of information prepared. Tell us what other services the firm

provides, such as account reconciliation and clean-up, preparation of audit schedules, etc. Tell us whether this accountant ever travels to China and, if so, how frequently.

3. Please confirm whether the Chief Financial Officer and Finance Manager have any experience or training in U.S. GAAP other than attendance at accounting training courses such as "Understanding the differences between U.S. GAAP, IFRS and PRC GAAP."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding the comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief